Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2, Canada TSX: GGC	T 604-682-2205 F 604-682-2235 www.gencoresources.com info@gencoresources.com

GENCO REPORTS WALKOUT AT LA GUITARRA

October 28, 2008 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) reports that production at its La Guitarra Mine has been temporarily suspended due to a walkout by employees of its mining contractor, SIMSA. Genco does not anticipate the walkout to have a significantly negative impact, although metal production may be below projected levels depending on length of the work stoppage.

Genco will explore all necessary options to resume operations---including replacement of the existing contractor---if SIMSA is unable to reach an agreement with its workers.

Prior to the work stoppage, Genco had initiated a review of mining operations at La Guitarra and is in the process of developing a new mine plan aimed at profitable operations at current metals prices. The work stoppage occurred while the mine was operating under a mine plan developed when metal prices were significantly higher, and it is believed the work stoppage may benefit the Company due to the current low silver and gold prices.

Given the current instability of world markets, Genco strives to keep operating costs as low as possible while maintaining a profitable production capacity at La Guitarra. As such, Genco has reduced the level of expenditures on exploration and will continue to make adjustments to budgets and production levels as market conditions continue to change, to accurately reflect financing options and current metal prices.

About Genco Resources Ltd.

Genco’s core asset is the producing La Guitarra silver/gold mine, which is located in the Temascaltepec Mining District of Mexico. La Guitarra mine currently consists of two underground operation centres---La Guitarra and San Raphael---and a flotation mill with a proven capacity of 320 tonnes per day. Genco believes significant potential exists to expand production within the 39,714 hectares of mining concessions it currently owns or leases in the Temascaltepec Mining District.

For further information, please contact:

Ms. Jada Soomer
Manager, Corporate Communications
Telephone: 604-682-2205
jsoomer@gencoresources.com

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

The Toronto Stock Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.